UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                                   Xelos, Inc.
                                   -----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                  -----------
                                 (CUSIP Number)



                                Michael J. Posner
                               4420 Beacon Circle
                         West Palm Beach, FL 33407-3270
            ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 29, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Michael J. Posner
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------

    NUMBER OF          7     SOLE VOTING POWER

      SHARES                   250,000
                       ---------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                  0
                       ---------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER

    REPORTING                  250,000
                       ---------------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER

       WITH                    0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         250,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the common stock of Xelos, Inc., a Florida corporation ("Xelos"). The principal executive offices of Xelos are located at 125 Worth Avenue, Suite 302, Palm Beach, FL 33480.

Item 2.  Identity and Background

         This Schedule is being filed by Michael J. Posner. Mr. Posner is an attorney at law, admitted to the Florida Bar in 1986, practicing in the areas of real estate; corporate and intellectual property law and his business address is 4420 Beacon Circle, West Palm Beach, Florida 33407-3270. During the last five years, Michael J. Posner has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On August 29, 2001, Brad Tolley transferred 250,000 shares of common stock to Michael J. Posner. The Shares were issued to Mr. Posner as a gift from Mr. Tolley for his services in serving in the capacity as President of Xelos, Inc.

Item 4.  Purpose of Transaction

         Mr. Posner was given the 250,000 shares for investment purposes. The 250,000 shares were transferred to Mr. Posner in a private transaction pursuant to Section 4(1)1/2 of the Securities Act of 1933, as amended, and thus the resale of the Shares is restricted.

         Pursuant to the terms of the Stock Purchase Agreement, Kevin Monahan and Scott Hulver, the persons who were previously officers and directors of Xelos resigned. Michael J. Posner will now serve as the President of the Company and Brad Tolley will serve as the Chief Executive Officer, Treasurer and Secretary.

         Mr. Posner does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Xelos or the disposition of securities of Xelos, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Xelos, (c) a sale or transfer of a material amount of assets of Xelos,
(d) any change in the present board of directors or management of Xelos, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Xelos, (f) any other material change in Xelos's business or corporate structure, (g) any changes in Xelos's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Xelos by any person, (h) a class of securities of Xelos's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of Xelos becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934 or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Posner is deemed to beneficially own 250,000 shares of Xelos's common stock, representing approximately 12.5% of Xelos's issued and outstanding common stock.


         (b) Except as set forth herein, neither Xelos nor Mr. Posner has effected any transactions in shares of Xelos' common stock during the last sixty days.

         (c)      Not applicable.

         (d)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         (a) Stock Purchase Agreement dated August 29, 2001 between Brad Tolley, Xelos, Inc., Scott Hulver and Kevin Monahan.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: September 10, 2001                   /s/ Michael J. Posner
                                            ---------------------------
                                            Michael J. Posner